Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

October 26, 2016

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Robert F. Telewicz

Re:	TRP Fund VII LLC Draft Offering Statement on Form 1-A Submitted April 15, 2016 CIK No. 0001671793

Dear Mr. Telewicz:

This letter is submitted on behalf of our client TRP Fund VII-A LLC (the “Company”), regarding the Company’s offering statement on Form 1-A, filed April 15, 2016, as amended by Amendment No. 1, filed on June 17, 2016, and Amendment No. 2 filed on September 18, 2016.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated October 21, 2016; referencing where appropriate, the revisions made in Amendment No. 3 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Please note that we have changed the name of the Company to “Rock Fund VII-A LLC”.

General

1.	Comment: We note your response to comment 2 of our letter dated May 13, 2016 and comment 2 of our letter dated July 21, 2016 and continue to note the references on your website to current offerings, including this offering. In addition, we continue to be unable to locate the legends on your website. Please revise your website or advise how the information on your website relating to this offering complies with Rule 255.

Response: The appropriate legends are included at the bottom of the home page. They are also included on the Fund VII Investment Information page, after the potential investor clicks the “Learn More” button on the website and completes the registration.

2.           Comment: We note your response to comment 3 of our letter dated July 21, 2016. We continue to note your disclosure on pages 3 and 28 describing your 8% preferred return. The current disclosure may suggest to a reader that investors will receive at least an 8% return on the investment, and the interests do not appear to have any preference other than over distributions to the Managing Member. The description should state that the Managing Member’s Distributions are not paid until investors receive invested capital plus 8%.

Response: We have added disclosure that the Managing Member shall not receive any distributions until the Members, in the case of cash flow from operations, receives a return of the preferred return that has accrued on their contributed capital, and, in the case of cash flow from the sale of properties, until the Members have received a return of the preferred return that has accrued on their contributed capital, plus all of their contributed capital.

Risk Factors

3.           Comment: We note your response to comment 5 of our letter dated May 13, 2016 and comment 4 of our letter dated July 21, 2016. As we are unable to locate revised disclosure in response to our prior comments, we reissue our prior comments in part. Please revise to add risk factor disclosure, if true, that you may pay distributions from any source, including use of proceeds and borrowings, and that this could result in further dilution to shareholders. If not true, please explain in your response.

Response: The Company has added the following risk factor in response to the Staff’s comments: “We may pay distributions from any source”. The payment of distributions would not be dilutive to the investors because distributions would only be paid in cash, and not in company securities.

4.           Comment: We note that you do not appear to have revised your disclosure in response to comment 5 of our letter dated July 21, 2016. We therefore reissue our prior comment. We note your tax disclosure states that investors should not rely upon the disclosure. Please revise to omit such references or tell us why you believe that it is appropriate.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Appendix A

Prior Performance Tables

5.           Comment: Please revise your narrative introduction to cross-reference the narrative summary in the text. In addition, please provide us with a detailed explanation of why you have not provided the disclosures required by Table IV - Results of Completed Programs and Table V – Sales or Disposals of Properties, of Industry Guide 5. Please refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6. We may have further comment.

Response: We have added a cross-reference in the narrative summary in the text. We have not provided Table IV or Table V because we have not completed or liquidated any programs. We have noted this in the Prior Performance Summary narrative.

6.           Comment: Please revise your prior performance tables to remove the column entitled “Total for All Prior Programs” or advise. In addition, with respect to Table III, please revise to provide the financial information for each program separately for each year.

Response: We have revised Table III to remove the column entitled “Total for All Prior Programs”, and to include information for each program separately for each year.

The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated October 21, 2016.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

Jeffrey S. Marks